UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER    0-17411

CUSIP NUMBER    701492 10 0

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For the period ended September 30, 2011

☐ Transition report on Form 10-K
☐ Transition report on Form 20-F
☐ Transition report on Form 11-K
☐ Transition report on Form 10-Q
☐ Transition report on Form N-SAR

For the period ended

Read instruction (on back page) before preparing form. Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — Registrant Information

Parkvale Financial Corporation

Full Name of Registrant

4220 William Penn Highway

Address of principal executive offices

Monroeville, Pennsylvania 15146

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or

Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or

the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company’s quarterly report on Form 10-Q for the period ended September 30, 2011 cannot be filed within the prescribed time period due to the unavailability of certain personnel involved in the preparation of such report. This delay is administrative in nature only.

The Company expects to file its Quarterly Report on Form 10-Q for the period ended September 30, 2011, on or before the 5th calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Gilbert A. Riazzi		(412) 373-4804
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other period reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identifty report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

Parkvale Financial Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 14, 2011	By:	/s/ Gilbert A. Riazzi
Gilbert A. Riazzi
Chief Financial Officer